EXHIBIT 99.1

Internet Gold Reports its Financial Results for
the third Quarter of 2014

- The Company continues to improve its cash position by extending the average duration of its debt from 2.5 to 3.7 years -

Ramat Gan, Israel – November 10, 2014 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the third quarter ended September 30, 2014.

Bezeq’s Results: For the third quarter of 2014, the Bezeq Group reported revenues of NIS 2.2 billion ($604 million) and operating profit of NIS 671 million ($182 million). Bezeq’s EBITDA for the third quarter totaled NIS 998 million ($270 million), representing an EBITDA margin of 44.7%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 428 million ($116 million). Bezeq's cash flow from operating activities during the period totaled NIS 950 million ($257 million).

Cash Position: As of September 30, 2014, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 392 million ($106 million), its unconsolidated gross debt was NIS 1.2 billion ($323 million) and its unconsolidated net debt was NIS 801 million ($217 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	September 30,		September 30,	December 31,
	2013	2014	2014	2013
	NIS	NIS	US$	NIS
Short term liabilities	144	59	16	129
Long term liabilities	921	1,134	307	931
Total liabilities	1,065	1,193	323	1,060
Cash and cash equivalents	279	392	106	329
Total net debt	786	801	217	731

(1)       Does not include the balance sheet of B Communications and its subsidiaries.

Internet Gold's cash management: Internet Gold's manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. Internet Gold's investment policy prescribes the following criteria for cash management: a) At least 80% of its cash and cash equivalent balances will be invested in investment-grade securities; b) Up to 20% of its cash and cash equivalent balances may be invested may be invested in non-investment-grade securities. The   Company's investment policy includes internal procedures that insure a high liquidity level of the portfolio.

Dividend from Bezeq: On August 6, 2014, the Board of Directors of Bezeq resolved to recommend to the General Meeting of Shareholders the distribution of 100% of its profits for the first half of 2014 as a cash dividend to shareholders in the amount of NIS 1,267 million ($343 million). On September 3, 2014, Bezeq's shareholders approved the dividend distribution and on October 2, 2014 B Communications received its share totaling approximately NIS 391 million ($106 million).

Internet Gold’s Third Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the third quarter of 2014 totaled NIS 2,232 million ($604 million), a 6.9% decrease compared with NIS 2,398 million reported in the third quarter of 2013.  For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the third quarter of 2014 totaled NIS 515 million ($139 million), a 1.6% increase compared with NIS 507 million reported in the third quarter of 2013.

Internet Gold's consolidated net income for the third quarter of 2014 totaled NIS 198 million ($54 million), a 40.4% increase compared with NIS 141 million reported in the third quarter of 2013.

Internet Gold’s Third Quarter Unconsolidated Financial Results

As of September 30, 2014 Internet Gold held approximately 67% of B Communications outstanding shares. Accordingly, Internet Gold's interest in B Communications’ loss for the third quarter of 2014 totaled NIS 1 million, compared with its interest in B Communications’ net income of NIS 8 million in the third quarter of 2013.

Internet Gold’s unconsolidated net financial expenses for the third quarter of 2014 totaled NIS 20 million ($5 million) compared with NIS 41 million in the third quarter of 2013. These expenses consist of NIS 26 million ($7 million) of interest and CPI linkage expenses related to Internet Gold's publicly-traded debentures that were partially offset by NIS 6 million ($2 million) of financial income generated by short term investments.

Internet Gold's loss attributable to shareholders for the third quarter of 2014 was NIS 22 million ($6 million) compared with a loss of NIS 34 million in the third quarter of 2013.

In millions
			Convenience
			translation
			into
	Quarter ended		U.S. dollars	Year ended
	September 30,		(Note A)	December 31,
	2013	2014	2014	2013
	NIS	NIS	US$	NIS
Revenues	-	-	-	-
Financial expenses, net	(41)	(20)	(5)	(76)
Other expenses	(1)	(1)	(1)	(4)
Interest in BCOM's net income (loss)	8	(1)	-	106
Net income (loss)	(34)	(22)	(6)	26

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “During the last few months, we carried on with the process of improving our debt structure. The issuance of our long-term Series D Debentures together with our two recent debenture exchange transactions extended the average duration of our debt from 2.5 years to 3.7 years, while significantly improving our repayment schedule and debt structure. We are very pleased with Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the third quarter ended September 30, 2014. For a full discussion of Bezeq’s results for the third quarter of 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3 2014	Q3 2013	% change
	(NIS millions)

Revenues	2,232	2,398	(6.9)%
Operating profit	671	721	(6.9)%
EBITDA	998	1,050	(5.0)%
EBITDA margin	44.7%	43.8%
Net profit attributable to Bezeq's shareholders	428	449	(4.7)%
Diluted EPS (NIS)	0.16	0.16	0.0%
Cash flow from operating activities	950	1,143	(16.9)%
Payments for investments	322	320	0.6%
Free cash flow 1	700	876	(20.1)%
Net debt/EBITDA (end of period) 2	1.40	1.97

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2014 amounted to NIS 2.23 billion ($604 million) compared with NIS 2.40 billion in the corresponding quarter of 2013, a decrease of 6.9%.  The reduction in Group revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as a reduction in the revenues of Bezeq Fixed Line which was mainly influenced by a decrease in fixed call termination rates.

Salary expenses of the Bezeq Group in the third quarter of 2014 amounted to NIS 437 million ($118 million) compared with NIS 464 million in the corresponding quarter of 2013, a decrease of 5.8%.  The decrease in salary expenses was primarily due to a reduction in share-based payments as well as streamlining at Bezeq Fixed Line and Pelephone.

Operating expenses of the Bezeq Group in the third quarter of 2014 amounted to NIS 822 million ($222 million) compared with NIS 890 million in the corresponding quarter of 2013, a decrease of 7.6%.  The decrease in operating expenses was primarily due to a reduction in equipment and interconnect expenses.

Operating profit of the Bezeq Group in the third quarter of 2014 amounted to NIS 671 million ($182 million) compared with NIS 721 million in the corresponding quarter of 2013, a decrease of 6.9%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the third quarter of 2014 amounted to NIS 998 million ($270 million) (EBITDA margin of 44.7%) compared with NIS 1.05 billion (EBITDA margin of 43.8%) in the corresponding quarter of 2013, a decrease of 5.0%.

The decrease in operating profit and EBITDA was due to a decrease in the profitability of Pelephone as a result of increased competition in the cellular market.

Net profit attributable to Bezeq shareholders in the third quarter of 2014 amounted to NIS 428 million ($116 million) compared with NIS 449 million in the corresponding quarter of 2013, a decrease of 4.7%.

Operating cash flow of the Bezeq Group in the third quarter of 2014 amounted to NIS 950 million ($257 million) compared with NIS 1.1 billion in the corresponding quarter of 2013, a decrease of 16.9%.  The decrease in operating cash flow was primarily due to lower profitability at Pelephone as well as changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2014 amounted to NIS 322 million ($87 million) compared with NIS 320 million in the corresponding quarter of 2013, an increase of 0.6%.

Free cash flow of the Bezeq Group in the third quarter of 2014 amounted to NIS 700 million ($189 million) compared with NIS 876 million in the corresponding quarter of 2013, a decrease of 20.1%.  The decrease in free cash flow was primarily due to the decrease in operating cash flow mentioned above.

Net financial debt of the Bezeq Group amounted to NIS 6.27 billion ($1.7 billion) at September 30, 2014 compared with NIS 8.58 billion as of September 30, 2013.  At September 30, 2014, the Group's net financial debt to EBITDA was 1.40, compared with 1.97 on September 30, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of September 30, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2014 (NIS 3.695 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman - Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30	September 30	September 30	December 31
	2014	2014	2013	2013
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	1,642	444	1,111	867
Restricted cash	4	1	-	-
Investments, including derivative
financial instruments	3,540	958	1,783	1,868
Trade receivables, net	2,224	602	2,791	2,651
Other receivables	289	78	344	346
Inventory	83	23	122	117
Assets classified as held-for-sale	144	39	229	218

Total current assets	7,926	2,145	6,380	6,067

Investments, including derivative
financial instruments	85	23	90	81
Long-term trade and other receivables	567	153	700	652
Property, plant and equipment	6,491	1,757	6,590	6,541
Intangible assets	6,037	1,635	6,759	6,613
Deferred and other expenses	369	99	389	381
Investment in equity-accounted investee
(mainly loans)	1,043	282	1,000	1,015
Deferred tax assets	6	2	93	60

Total non-current assets	14,598	3,951	15,621	15,343

Total assets	22,524	6,096	22,001	21,410

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30	September 30	September 30	December 31
	2014	2014	2013	2013
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,562	423	1,609	1,566
Trade payables	573	155	630	721
Other payables, including derivative
financial instruments	869	235	901	776
Dividend payable	876	237	-	-
Current tax liabilities	728	197	774	659
Provisions	124	34	124	125
Employee benefits	358	97	248	257
Total current liabilities	5,090	1,378	4,286	4,104

Debentures	10,196	2,758	6,476	6,954
Bank loans	3,402	921	6,184	5,223
Loans from institutions and others	-	-	549	548
Employee benefits	231	63	258	234
Other liabilities	188	51	82	94
Provisions	69	19	67	68
Deferred tax liabilities	865	234	1,081	1,032
Total non-current liabilities	14,951	4,046	14,697	14,153

Total liabilities	20,041	5,424	18,983	18,257

Equity
Total equity attributable to equity holders
of the Company	(218)	(59)	(99)	(86)
Non-controlling interests	2,701	731	3,117	3,239

Total equity	2,483	672	3,018	3,153

Total liabilities and equity	22,524	6,096	22,001	21,410

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the

 (In millions, except per share data)

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2014	2014	2013	2014	2014	2013	2013
	NIS	US$	NIS	NIS	US$	NIS	NIS
Revenues	6,793	1,838	7,154	2,232	604	2,398	9,563

Cost and expenses
Depreciation and amortization	1,422	385	1,514	481	130	533	2,014
Salaries	1,328	359	1,439	437	118	469	1,874
General and operating expenses	2,519	682	2,610	824	223	890	3,586
Other operating expenses
(income), net	(561)	(152)	(30)	(25)	(6)	(1)	57

	4,708	1,274	5,533	1,717	465	1,891	7,531

Operating income	2,085	564	1,621	515	139	507	2,032

Financing expenses, net	667	180	311	152	41	137	396

Income after financing
expenses, net	1,418	384	1,310	363	98	370	1,636

Share of losses in
equity-accounted investee	132	36	195	34	9	88	252

Income before income tax	1,286	348	1,115	329	89	282	1,384

Income tax	525	142	427	131	35	141	524

Net income for the period	761	206	688	198	54	141	860

Income (loss) attributable to:
Owners of the company	(134)	(37)	16	(22)	(6)	(34)	26
Non-controlling interests	895	243	672	220	60	175	834

Net income for the period	761	206	688	198	54	141	860

Earnings per share
Basic income (loss) per share	(7.02)	(1.90)	0.82	(1.20)	(0.32)	(1.76)	1.33
Diluted income (loss) per share	(7.11)	(1.92)	0.80	(1.22)	(0.33)	(1.78)	1.26

Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Three months period ended September 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS	US$	NIS

Operating income	671	182	721
Depreciation and amortization	327	88	329

EBITDA	998	270	1,050

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Three months period ended September 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS	US$	NIS

Cash flow from operating activities	950	257	1,024
Purchase of property, plant and equipment	(272)	(74)	(309)
Investment in intangible assets and deferred expenses	(50)	(13)	(58)
Proceeds from the sale of property, plant and equipment	72	19	97

Free cash flow	700	189	754

Designated disclosure with respect to the Company's projected cash flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

•	The Company’s un-reviewed financial statements as of and for the quarter ended September 30, 2014, reflect that the Company had an equity deficit of NIS 218 million as of such date.
•
The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the period from October 1, 2014 until December 31, 2014, for the period from January 1, 2015 until December 31, 2015 and for the period from January 1, 2016 until September 30, 2016 described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

•
Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the period covered by the projected cash flows statement the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from October 1, 2014 until December 31, 2014	For the period from January 1, 2015 until December 31, 2015	For the period from January 1, 2016 until September 30, 2016
	NIS millions	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	25	25	25

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (2)(3)	69	43	131
Cash provided by investing activities	69	43	131

Sources from Subsidiary:
Dividends from subsidiary (4)	-	80	80

Projected liabilities (projected uses):
Cash flows used in operating activities (5)	(1)	(4)	(3)

Cash flows from financing activities:
Repayments of debentures (6)	(62)	(62)	(156)
Interest payments (6)	(6)	(57)	(52)
Cash used in financing activities	(68)	(119)	(208)

Closing balance:
Cash and cash equivalents (1)	25	25	25

Assumptions and explanations pertaining to the above table:

(1)
Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)
In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. At least 80% of the Company's portfolio is invested in securities rated at a local rating of AA- and higher. As of October 1, 2014, the Company’s investments in marketable securities totaled NIS 367 million and by September 30, 2016 this balance is expected to be NIS 142 million.

As of September 30, 2014 cash and cash equivalents and current investments in marketable securities totaled NIS 392 million. These liquidity balances can be converted to cash in a short period of time and are a source for debt service. The liquidity balances by themselves are sufficient for the service of the Company's debt during the projected periods.

(3)
For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company's conservative investment policy, as well as on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.
In 2013 and in 2012 the Company generated yields of 5.5% and 6.9%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.
The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

Period	Annual yield	5%	-2%
1 – three moth profit (loss)		5	(2)
2 – annual profit (loss)		15	(6)
3 – nine moth profit (loss)		10	(4)

(4)	Assumption of receipt of a dividend from B Communications during the period is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that while no dividend will be distributed by B Communications in 2014, B Communications will distribute accumulated dividends of at least NIS 240 million by September 30, 2016. This assumption is based on market forecasts of the estimated net profits of Bezeq and on the Company's estimation of B Communications’ anticipated retained earnings during the projected periods. These estimations are derived, among other things, from B Communications' projected financing expenses and its projected purchase price allocation ("PPA") amortization expenses that are non-cash expenses. Future PPA amortization expenses are expected to decrease significantly from one year to the next because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq. From April 14, 2010, the date of B Communications' acquisition of its interest in Bezeq, until September 30, 2014, B Communications has amortized approximately 65% of the total Bezeq PPA.

The accumulated dividend stated in the distribution estimate above, does not differ from that reported in the previous quarter. The Company's management made only an internal update of the timing of distributions between the projected periods.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ December 2013 distribution of its retained earnings balance. The probability of future dividend distributions by B Communications has improved significantly in recent months and is supported, since February 2014, by the unrestricted cash mechanism provision in its Senior Secured Notes that allows the use of funds that are not pledged to its Note holders.

Accordingly, the Company’s management believes that B Communications will act in the same manner as it did in 2013, and that it will distribute most of its retained earnings balance, so long as this balance meets the criteria for distributions under Israeli law and that B Communications will have the resources to service its debt for a period of at least 18 months. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(5)
The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a dual-listed company traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

(6)
The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed 1.1% annual increase in the Consumer Price Index in 2015 and an assumed 2% annual increase 2016.

The Company has additional cash generating abilities that for conservative reasons were not taken in to account in the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

Note: Even if the above assumptions are not realized, the Company has additional means to finance its operations and meet its obligations.

A.
All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. An example of this ability to sell shares of B Communications is the  transaction carried out in 2013, when shares were sold to Norisha Holdings Ltd

B.
The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the debenture issuances and debenture series exchanges that the Company completed in the recent years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the projected period for which cash flow information has been provided the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.